UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 15)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Joseph W. La Barge

Chief Legal Officer

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, Pennsylvania 19104

(888) 772-7560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 (this “Amendment No. 15”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Spark Therapeutics, Inc., a Delaware corporation (the “Company,” “Spark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 022019 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”), at a price per Share equal to $114.50, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the SEC on March 7, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 15 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8. Additional Information

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the subsection titled “U.S. Antitrust Approvals” in its entirety with the following:

“U.S. Antitrust Approvals

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied.

The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Roche Holdings each filed the Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on March 1, 2019. The required waiting period with respect to the Offer was to expire at 11:59 p.m., Eastern Time on March 18, 2019. According to the Offer to Purchase, Roche Holdings withdrew the March 1, 2019 filing effective on March 18, 2019 and refiled the Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 18, 2019. According to the Offer to Purchase, Roche Holdings withdrew the March 18, 2019 filing effective on April 2, 2019 and Roche Holdings and the Company each refiled their respective Premerger Notification and Report Forms under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on April 10, 2019. According to the Offer to Purchase, Roche Holdings and the Company withdrew the April 10, 2019 filings effective on April 25, 2019 and Roche Holdings and the Company each refiled their respective Premerger Notification and Report Forms under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on May 23, 2019.

On June 7, 2019, Roche Holdings received a Request for Additional Information and Documentary Material (a “Second Request”) with respect to the Offer. On June 7, 2019, the Company received a Second Request with respect to the Offer. As a result of the Second Requests, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer was extended until 11:59 p.m., New York City time, on the date that is ten calendar days after substantial compliance by Roche Holdings with the Second Request that it received from the FTC, unless such waiting period is terminated earlier by the FTC. On December 16, 2019, the FTC granted termination of the waiting period under the HSR Act. As a result, the condition to the Offer with respect to the expiration or termination of any applicable waiting period under the HSR Act has been satisfied.

On December 16, 2019, Roche Holdings issued a media release announcing the termination of the applicable waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(xxx) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(X)	Press Release issued by Roche Holdings, Inc. on December 16, 2019 (incorporated by reference to Exhibit (a)(5)(xxx) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2019

Spark Therapeutics, Inc.

By:	/s/ Joseph W. La Barge
Name: Joseph W. La Barge
Title: Chief Legal Officer